June 7, 2017
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Jeffrey Gabor

Re:    Cerecor Inc.
Registration Statement on Form S-3
File No. 333-218252
Acceleration Request
Requested Date:    Friday, June 9, 2017
Requested Time:    4:30 P.M. Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-218252) (the “Registration Statement”) to become effective on Friday, June 9, 2017, at 4:30 p.m. Eastern Standard Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Brent B. Siler of Cooley LLP, counsel to the Registrant, at (202) 728-7040, or in his absence, Madison Jones at (202) 728-7087.

[Signature page follows]

Very truly yours,
Cerecor Inc.

By: /s/ Mariam E. Morris
Mariam E. Morris
Chief Financial Officer

cc:    Uli Hacksell, Ph.D., Cerecor Inc.
Brent B. Siler, Cooley LLP